Exhibit 99.1

Jaguar Reports Q4 2014 Gold Production and Provides 2015 Guidance

(All figures are in US dollars unless otherwise expressed)

•	Achieves annual gold production of 92,057 ounces in 2014 (1,038,000 tonnes at average grade of 3.03 grams per tonne), meeting 2014 guidance
•	Q4 2014 gold production of 22,457 ounces (258,000 tonnes at average grade of 3.02 grams per tonne)
•	Since emergence from CCAA in April 2014, decreased debt by $13.2 million, including repayments and renegotiation of debt facilities and agreements
•	Cash and bullion at December 31, 2014 of approximately $9.1 million, additionally approximately $2.2 million of unsold/unrefined gold was located at a third-party refiner
•	Company targeting to grow production to 92,000 – 102,000 ounces of gold in 2015

TSX-V: JAG

TORONTO, Jan. 8, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSXV: JAG) is pleased to report annual gold production of 92,057 ounces in 2014 (2013 – 95,595 ounces).  A total of 1,038,000 tonnes was processed in 2014 (2013 – 1,092,000 tonnes) at an average grade of 3.03 grams per tonne (2013 – 3.07 grams per tonne).  Mill recoveries for the year averaged 89% (2013 - 88%).

For the fourth quarter of 2014, the Company reported gold production of 22,457 ounces (Q4 2013 – 21,956 ounces).  Mill throughput during the fourth quarter totaled 258,000 tonnes (2,866 tonnes per day) at an average grade of 3.02 grams per tonne with average mill recoveries of 89%.

George Bee, President and CEO of Jaguar, commented: "2014 was a year of significant change for Jaguar as it successfully restructured and recapitalized the balance sheet, emerged from CCAA while retaining all assets, changed the executive management team and defined a multi-year business plan designed to generate free-cash-flow."  Mr. Bee also stated: "2015 will continue to be a year of transition as we implement new mining methodologies and work to extend mine lives for our operating assets.  Fundamental to our plan is a new focus on grade control versus filling our mills with low grade, high cost ore from narrow veins. Our plan is to move to more productive lower cost mining methods designed to deliver higher grade ore to feed our mills. In particular, our plans envision production at Turmalina to increase by more than 50% over the next two years. Cash and bullion at December 31, 2014 totaled approximately $9.1 million, additionally approximately $2.2 million of unsold/unrefined gold was located at a third-party refiner."

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2014	2013	2014	2013

Tonnes milled	258,000	258,000	1,038,000	1,092,000
Recovery (%)	89%	88%	89%	88%
Grade (grams/tonne)	3.02	2.96	3.03	3.07
Gold Ounces
Production	22,456	21,956	92,057	95,595
Sales	21,400	23,503	92,264	94,850

Details of the Company's financial performance, including capital and operating costs, will be included in its fourth quarter and full-year 2014 financial results.

2015 Guidance

Consolidated	Low	High	2014

Au Production (ounces)	92,000	102,000	92,057
Grade milled (grams per tonne)	3.30	3.75	3.03
Tonnes milled	925,000	1,025,000	1,037,972
Au recovery rate	89%	90%	90%
Cash operating costs(1)	$800	$900
All-In-Sustaining-Costs(2)	$1,100	$1,200
Definition/delineation drilling (m's)	34,000	34,000

Turmalina Mine	Low	High	2014

Au Production (ounces)	56,000	62,000	47,968
Grade milled (grams per tonne)	4.00	4.25	3.65
Tonnes milled	475,000	525,000	442,119
Au recovery rate	90%	91%	90%
Cash operating costs(1)	$640	$700
All-In-Sustaining-Costs(2)	$900	$1,000
Definition/delineation drilling (m's)	25,000	25,000

Caete (Pilar and Roca Grande Mines)	Low	High	2014

Au Production (ounces)	36,000	40,000	44,089
Grade milled (grams per tonne)	2.40	2.90	2.56
Tonnes milled	450,000	500,000	595,853
Au recovery rate	89%	90%	88%
Cash operating costs(1)	$1,075	$1,175
All-In-Sustaining-Costs(2)	$1,200	$1,300
Definition/delineation drilling (m's)	9,000	9,000

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximate 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

Footnotes

1.	Cash operating costs and cash operating cost per ounce are Non-IFRS measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces produced and are calculated by dividing cash operating costs by commercial gold ounces produced; US$ cash operating costs per ounce produced are derived from the cash operating costs per ounce produced translated using the average Brazilian Central Bank R$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes those measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce produced to total production costs for the most recent reporting period, the three and nine months ended September 30, 2014 and 2013, is set out in the Company's third quarter 2014 Management Discussion and Analysis ("MD&A") filed on SEDAR at www.sedar.com.
2.	All-in sustaining cost is a non-IFRS measure. This measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, except for non-cash items the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, and in-mine exploration expenses. All-in sustaining cost excludes growth capital, reclamation cost accretion related to current operations, interest and other financing costs and taxes. A reconciliation of all-in sustaining cost to total production costs for the most recent reporting period, the three and nine months ended September 30, 2014 is set out in the Company's third quarter 2014 MD&A filed on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial outlooks or assurance that such results will be achieved. The actual results of Jaguar will likely vary from the amounts set forth in the financial outlooks and such variation may be material. Jaguar and its management believe that the financial outlooks have been prepared on a reasonable basis, reflecting the best estimates and judgments, and represent, to the best of management's knowledge and opinion, the Company's expected production, grades, tones milled, recovery rates, cash operating costs, and definition/delineation drillin, in addition to overall expenditures and results of operations during 2015. However, because this information is highly subjective and subject to numerous risks, including the risks discussed below, it should not be relied on as necessarily indicative of future results.   Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among others the risk of Jaguar's not meeting the forecast plans regarding its operations and financial performance, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

Non-IFRS  Measures.   This press release provides certain financial measures that do not have a standardized meaning prescribed by IFRS. Readers are cautioned to review the above stated footnotes where the Company expanded on its use of non-IFRS measures.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, 416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 06:30e 08-JAN-15